Exhibit 2

Fourth-Quarter and Full-Year 2006 Earnings Conference Call

13 February 2007

Speech by Ho Tuck-Chuen, Chief Financial Officer

Our revenues for Q4 were US$32.1 million, an 8% growth or US$2.4 million improvement compared to Q4 of 2005. This allows us to end fiscal year 2006 with record revenues of US$123.1 million, which is an 11% or US$12.0 million growth over 2005.

The 11% improvement from 2005 to 2006 is significant when compared to the 0.4% growth rate we saw from 2004 to 2005. This is also the first double-digit revenue growth for the Company since 2002.

The star performer is our IP Services business, which continued its growth in Q4, increasing 10% to reach US$7.0 million from Q4 of 2005. For the full year, IP Services grew 63% from 2005 to reach US$27 million. This is 22% of our total revenues and places IP Services as our second largest revenue contributing business. Our goal under the 5-year strategic plan is to grow IP Services to at least 30% of our overall business.

Among the main contributors in IP Services, Voice contributed 43% of IP Services revenues in 2006; Hosting services, 24%; Security, 8% and Roaming, 7%, among others.

Our top revenue contributor is Broadband, which grew to US$14.3 million and US$56 million respectively for Q4 and for full year 2006. This is driven primarily by Corporate Broadband, which in 2006 grew 7% to US$41.1 million, and now forms 74% of total Broadband revenue.

Leased Line is the third largest contributor. It grew 53% in Q4 to US$5.9 million and 34% to US$19.2 million for the whole year.

As you can see, Corporate Business, which carries higher margins, is driving the sales of our services. As a customer segment, Corporate Business contributed 76% of our total revenues, up from 68% in 2005. As indications of our progress in this segment, its revenue grew 24% from 2005 and it continued to expand its subscriber base. In Q4 2006, Corporate Business subscriber base grew 9% from the same quarter the previous year to over 125,200 customers. Please note that we counted corporate customers with multi-site access deployment as one single account. We will be reviewing this approach in 2007 to better reflect our interest in this customer segment.

In Q4 2006, our net income was US$0.8 million versus US$2.8 million for Q4 2005. For the full year, net income was US$3.8 million and US$7.1 million for 2006 and 2005 respectively.

I would like to highlight here that the net income include several items in 2006 and 2005. Let me bring you through these items:

In Q4 of 2006, the items were:

i.	Consultancy fees and expenses related to the Extraordinary General Meeting requested by certain shareholders (US$0.2 million); and

ii.	Professional fees and other cost related to the mandatory compliance of the Sarbanes Oxley Act (SOX Compliance) (US$0.1 million).

In Q4 of 2005, we had reversed various accruals on expiry of limitation period and also reversed valuation allowances for deferred tax assets for two of our significant subsidiaries due to improved profit outlook in 2005. These write-backs totaled US$1.6 million.

For the whole of fiscal year 2006, other than the Q4 items that I just highlighted earlier, there were other items, which occurred from the previous quarters. These were discussed in our previous earnings announcements:

(i)	Cost related to the MediaRing Takeover;

(ii)	Stock based compensation cost, which included incremental charges on adoption of SFAS No. 123R and also cost from the accelerated vested stock options on the commencement of the MediaRing Takeover Offer; and

(iii)	Cost for SOX Compliance

Finally, for our cash position, we have preserved our strong financial position with cash and cash equivalents and fixed deposits of US$39.3 million as of 31 December 2006.

I will now open the line for questions.

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Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995,” some of these may be identified by the use of words such as “seek,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “plan,” “strategy,” “forecast” and similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and “might.” The Group has made forward-looking statements with respect to the following, among others:

•	Projected capital expenditures, expansion plans and liquidity;

•	Development and growth of additional revenue sources;

•	Development and maintenance of profitable pricing programs; and

•	Outcome of potential litigation.

These statements are forward-looking which reflect the Group’s current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11)

changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Cautionary Statement

PacNet notes that no offer has been made by Connect Holdings Limited. If and when an offer is made, a circular (“Circular”) containing, inter alia, the recommendation of the independent directors of the PacNet in relation to the Offer will be dispatched to Shareholders in due course. Shareholders are advised to read the Circular, PacNet’s Recommendation Statement and related materials when they become available because they will contain important information. Shareholders may download a free copy of the Circular, PacNet’s Recommendation Statement and other documents that PacNet intends to file with the U.S. Securities and Exchange Commission (“SEC”) at the SEC’s website at www.sec.gov if an offer is made.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this document are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this document.